BRIDGEWAY ACQUISITION CORP.

76 Lagoon Road

Belvedere, California 94920

March 16, 2011

VIA EDGAR

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bridgeway Acquisition Corp.
Amendment No. 1 to Registration Statement on Form 10
Filed February 16, 2011
File No. 000-54224

Dear Mr. Riedler:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) to Bridgeway Acquisition Corp. (the “Company”), dated March 2, 2011, concerning the Form 10-12(g) (“Form 10” or the “Registration Statement”) filed by the Company. The Company has filed Amendment No. 2 to the Company’s Registration Statement on Form 10 (“Amendment No.2”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below. For convenience of reference, the number beside each of the following comments corresponds to the paragraph number indicated in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

General

1. We note that you used Ms. Keri, Ms. Bosch and Ms. Keri B. Bosch interchangeably throughout your filing. Please revise to be consistent in your reference.

RESPONSE:

The Company has made revision in its disclosure throughout the filing to make the reference to Mrs. Keri Bosch consistent.

Risk Factors

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

March 16, 2011

There is significant competition for companies …., page 7

2. We note your revisions in response to comment 8 of our January 12, 2011 letter, but the risk factor continues to indicate that management has limited the pool of potential target companies. Specifically, at the end of the first sentence of the risk factor, you state that “the number of companies suitable for business combination contemplated by the management is limited.” In light of this, please revise the first sentence of this risk factor and your disclosure on page 4 to clarify that your potential pool of target companies is limited and describe the types of companies that management believes are suitable.

RESPONSE:

The Company has revised the above-referenced risk factor and its disclosure on page 4 to clarify that it believes a viable business combination candidate should be a high growth, well managed and profitable private company that intends to go public in the U.S.

Item 5. Directors and Executive Officers, page 14

3. We noted your revisions to the first full paragraph on page 15 in response to comments 10 and 12 of your letter dated January 12, 2011. Please further revise this paragraph to disclose the time periods that Ms. Bosch held each of the position identified. Refer to Item 401(c) of Regulation S-K.

RESPONSE:

The Company has revised the above-referenced paragraph as follows:

Mrs. Keri B. Bosch is the Company’s President, Secretary, Treasurer and Director.  She controls 100% ownership interest in KBB Financial, Inc., which is the general partner of Bosch Equities, L.P.,  the Company’s sole shareholder. Mrs. Bosch has operation experience in the financial industry. Since April 2, 2010, she has been serving as the Chief Executive Officer of Bosch Equities, L.P., an investment strategy firm. Prior to that, from May 2000 to February 2001,, Mrs. Bosch was the Vice President of Marketing for Elite Network, a Physician marketing company that marketed services and product to the American Physicians Association and The Independent Physicians Association of America covering close to 600,000 professionals.   At Elite Network, Mrs. Bosch oversaw the majority of the company’s

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

March 16, 2011

outreach and its Physicians Golf Tournament and Credentialing Event.  Additionally, from June 2003 to February 2006, Mrs. Bosch worked as a merchandise technology assistant and assistant buyer for Macy’s in San Francisco, CA where she expanded her business network.   Mrs. Bosch received a B.A. in International Studies with a focus in social theory and cross cultural studies along with a Minor in French from University of North Carolina at Chapel Hill and a separate degree from the Fashion Institute of Design and Merchandising AA in product development. Mrs. Bosch’s experience and her broad business network in the financial, medical, professional sports and mergers and acquisitions industries will be beneficial to the Company as it seeks a business combination.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. I look forward to hearing from you. Direct questions or questions for clarification of matters contained in this letter may be addressed to the undersigned or to David K. Cheng, Esq. of Nixon Peabody LLP at (415) 984-8200 or by fax at (415) 984-8300.

Sincerely,

Bridgeway Acquisition Corp.

By:	/s/ Keri B. Bosch
Keri B. Bosch
President